December 13, 2024

VIA EMAIL AND EDGAR

Cheryl Brown
Irene Barberena-Meissner
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Coeur Mining, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 14, 2024 File No. 001-08641

Dear Mses. Brown and Barberena-Meissner:

On behalf of Coeur Mining, Inc. (the “Company”) set forth below are responses to comments the staff (the “Staff”) of the Securities and Exchange Commission delivered by letter, dated December 6, 2024, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Comment Letter”). Filed concurrently herewith is Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement on Schedule 14A”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used but not defined in this letter have the meanings given to them in the Amended Preliminary Proxy Statement on Schedule 14A, as applicable.

The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. All references to page numbers and captions in these responses correspond to the Amended Preliminary Proxy Statement on Schedule 14A, as applicable (except for such page numbers and captions included in the Staff’s transposed comments).

Preliminary Proxy Statement on Schedule 14A filed November 14, 2024

Background of the Arrangement, page 60

1.
We note your disclosure that on September 18, 2023, Mr. Thomas Whelan, Senior Vice President and Chief Financial Officer of Coeur, who also heads Coeur’s Corporate Development team, held an introductory meeting with Mr. N. Eric Fier, the Chief Executive Officer and a director of SilverCrest, and Ms. Tara Hassan, P.Eng, the Vice President, Corporate Development of SilverCrest. We further note that on December 11, 2023, a representative of Cormark Securities Inc. indicated to Mr. Whelan that SilverCrest was interested in exploring a strategic transaction, and suggested that representatives of Coeur and SilverCrest have an initial meeting to discuss their interest in exploring a potential transaction. Please expand to provide additional details regarding why Coeur determined to hold an introductory meeting with SilverCrest. Please also provide additional details regarding negotiations and interactions, if any, that occurred between you and SilverCrest during the time from the introductory meeting on September 18, 2023 to December 11, 2023 when SilverCrest advised you that it would be interested in exploring a strategic transaction.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 61 of the Amended Preliminary Proxy Statement on Schedule 14A to (i) provide additional details regarding why Coeur determined to hold an introductory meeting with SilverCrest and (ii) clarify that the parties did not engage in negotiations or have any significant interactions regarding terms of a business combination during the time from the introductory meeting on September 18, 2023 to December 11, 2023.

2.
You disclose that on March 25, 2024, Coeur and an intermediate precious metals producer “Party 1” entered into a mutual confidentiality agreement and each began to share confidential information with and perform due diligence on the other, and that during the months of March through July 2024, Coeur continued to conduct due diligence on Party 1. You also disclose that on July 15, 2024, Coeur and Party 1 held a mutual information-sharing session and following such session, Coeur and Party 1 continued to share confidential information with and perform due diligence on each other. Please revise this section to disclose why and when you determined not to pursue a transaction with Party 1.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Amended Preliminary Proxy Statement on Schedule 14A to provide additional details regarding Coeur ceasing negotiations with Party 1.

3.
We note your disclosure that after Coeur submitted a non-binding indication of interest to SilverCrest on August 2, 2024, SilverCrest delivered a revised indication of interest on August 8, 2024, following the close of trading (the “August 8 Indication of Interest”). Please revise to describe the terms of the August 8 Indication of Interest.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on pages 62 and 63 of the Amended Preliminary Proxy Statement on Schedule 14A to include the terms of the August 8 Indication of Interest.

4.
We note your disclosure that on August 9, 2024, the parties signed the final indication of interest (the "August 9 Indication of Interest"), pursuant to which Coeur and SilverCrest agreed, subject to due diligence, to a fixed exchange ratio that implied a spot and 20-day VWAP premium for SilverCrest shares equal to approximately 24% and 17%, respectively, based on the closing share prices as of August 8, 2024. We further note you disclose that on September 22-23, 2024, the Coeur Board discussed that the offer consideration set forth in the August 9 Indication of Interest should be adjusted prior to an announcement and the Coeur Board agreed that a 15% premium on the 20-day VWAP of SilverCrest was an appropriate target. Lastly, we note you disclose that over the course of October 1, 2024 and October 2, 2024, the parties continued to negotiate the proposed consideration, and the meeting was concluded with an alignment by both parties that the proposed consideration under the Arrangement would reflect an implied 18% premium for SilverCrest Common Shares, based on the 20-day VWAPs of Coeur and SilverCrest as of the date of the Arrangement Agreement, which was consistent with the premium implied by the proposed consideration set forth in the August 9 Indication of Interest. Please revise the background section to provide the rationale for increasing the proposed consideration and premium for the arrangement. Additionally, please expand your disclosure to provide details surrounding negotiations of the Arrangement Agreement.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on pages 62 and 63 of the Amended Preliminary Proxy Statement on Schedule 14A to include additional context to the premiums implied by the indications of interest and to provide more details surrounding negotiations of the Arrangement Agreement.

5.
We note your disclosure on page 76 that in connection with rendering its opinion and performing its related financial analyses, Goldman Sachs reviewed, among other things, certain internal financial analyses and forecasts for SilverCrest prepared by its management. Please disclose these forecasts for SilverCrest.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on page 83 of the Amended Preliminary Proxy Statement on Schedule 14A to include certain internal financial analyses and forecasts for SilverCrest prepared by SilverCrest’s management.

6.	We note your references to Cormark in this section. Please expand your disclosure to provide a discussion of Cormark's role in the proposed arrangement and related negotiations.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on page 61 of the Amended Preliminary Proxy Statement on Schedule 14A to clarify that Cormark acted as SilverCrest’s financial advisor.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-4064.

Sincerely,

/s/ Andrew Kaplan

Andrew Kaplan

cc:	Casey Nault Coeur Mining, Inc. Senior Vice President, General Counsel and Chief ESG Officer (Company Secretary)